ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

February 23, 2017	William M. Beaudoin T + 617 854-2337 william.beaudoin@ropesgray.com

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: AMG Funds IV (Registration Nos. 033-68666 and 811-08004)

Dear Ms. Vroman-Lee:

I am writing on behalf of AMG Funds IV (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 177 under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on December 29, 2016, relating to the series of the Trust (each a “Fund,” and collectively the “Funds”). The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the Funds’ prospectus (the “Prospectus”). A separate letter will be submitted via EDGAR correspondence responding to the remainder of the comments provided by the Staff regarding the above-referenced amendment to the Registration Statement of the Trust.

Performance of Subadvisers in Similar Accounts

1. Comment: Please provide to the Staff via correspondence the data to be included in the “Performance of Subadvisers in Similar Accounts” section.

Response: The requested data has been attached hereto as Appendix A.

2. Comment: The “Performance of Subadvisers in Similar Accounts” section states that “[g]ross performance of the composite has been adjusted to give effect [on a quarterly basis] to the Fund’s Class [    ] fees and expenses listed under “Fees and Expenses of the Fund,” [taking into account the Fund’s contractual expense limitation].” Which share class is being referenced here? If not the share class with the highest expense ratio, please explain supplementally why a share class with a lower expense ratio was chosen. Please confirm supplementally that adjusting the composite to give effect to the fees and expenses of the share class lowered the composite performance.

Response: The gross performance of the composite was adjusted by Class N’s fees and expenses. The Trust confirms that Class N is the share class with the highest expense ratio. The Trust also confirms that adjusting the composite for fees and expenses lowered the composite performance.

3. Comment: In the “Performance of Subadvisers in Similar Accounts” section, is the performance in the “Total Return” tables gross or net? If the performance is net, clarify what it is net of (e.g., account fees and expenses). In the composite column of the tables, please clarify which “net” is being used (e.g., net of adjustment, net of class expenses).

Response: The Trust confirms that the performance is net of Class N fees and expenses, which results in the lower performance numbers. The Trust notes that this section includes disclosure indicating that gross performance of the composite has been adjusted to give effect on a monthly basis to the Fund’s Class N fees and expenses.

Please direct any questions you may have with respect to this filing to me at (617) 854-2337.

Very truly yours,

/s/ William M. Beaudoin

William M. Beaudoin

cc : Mark Duggan, Esq.

 Maureen A. Meredith, Esq.

 Gregory C. Davis, Esq.

 Adam M. Schlichtmann, Esq.

Appendix A: Performance of Subadvisers in Similar Accounts

PERFORMANCE OF FAIRPOINTE IN SIMILAR ACCOUNTS (FOCUSED EQUITY STRATEGY)

The following tables show the performance of a composite of all fully discretionary accounts managed by Fairpointe in the Focused Equity strategy. As of December 31, 2016, the composite was comprised of 19 accounts and had assets of $42.2 million. The investment objective, policies and strategies of the AMG Managers Fairpointe Focused Equity Fund are substantially similar to those of the accounts comprising the composite.

The performance of the composite does not represent the historical performance of the AMG Managers Fairpointe Focused Equity Fund and should not be considered indicative of future performance of the Fund. Results may differ because of, among other factors, differences in brokerage commissions, account expenses including management fees, the size of positions taken in relation to account size, diversification of the portfolio, timing of purchases and sales and availability of cash for new investment.

The performance of the composite presented below is not calculated using the same methodology as that which is prescribed for performance calculations used by registered investment companies. Gross performance of the composite has been adjusted to give effect on a monthly basis to the Fund’s Class N fees and expenses listed under “Fees and Expenses of the Fund,” taking into account the Fund’s contractual expense limitation. Gross returns are calculated in accordance with Global Investment Performance Standards (GIPS®). In addition, the accounts for which performance is presented are not subject to the same types of expenses as the Fund.

The accounts comprising the composite are not subject to certain investment limitations, diversification requirements and other restrictions imposed by the Investment Company Act of 1940 (the “1940 Act”), and the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), which if applicable, may have adversely affected the performance results of the composite. The results for different products may vary.

Total Return

Year End	Fairpointe Focused Equity Composite	Russell 1000 Index
2016	20.70%	12.05%
2015	-10.53%	0.92%
2014	8.15%	13.24%
2013	47.03%	33.11%
2012	18.44%	16.42%
2011[1]	-0.32%	-2.46%

 1 Return is cumulative and is computed from August 1, 2011

Average Annual Total Return

(For the periods ended December 31, 2016)

Period	Fairpointe Focused Equity Composite	Russell 1000 Index
One Year	20.70%	12.05%
Five Years	15.26%	14.69%
Since Inception[1]	13.94%	12.97%
[1] Since inception return is computed from August 1, 2011

PERFORMANCE OF GUARDIAN IN SIMILAR ACCOUNTS (GUARDIAN GLOBAL DIVIDEND STRATEGY)

The following tables show the performance of a composite of all fully discretionary accounts managed by Guardian in the Guardian Global Dividend strategy, as compared to the performance of a broad-based securities market index. As of December 31, 2016, the composite was comprised of 6 accounts and had assets of $685 million. The investment objective, policies and strategies of the AMG Managers Guardian Capital Global Dividend Fund are substantially similar to those of the accounts comprising the composite.

The performance of the composite does not represent the historical performance of the AMG Managers Guardian Capital Global Dividend Fund and should not be considered indicative of future performance of the Fund. Results may differ because of, among other factors, differences in brokerage commissions, account expenses including management fees, the size of positions taken in relation to account size, diversification of the portfolio, timing of purchases and sales and availability of cash for new investment.

The performance of the composite presented below is not calculated using the same methodology as that which is prescribed for performance calculations used by registered investment companies. Gross performance of the composite has been adjusted to give effect on a monthly basis to the Fund’s Class N fees and expenses listed under “Fees and Expenses of the Fund,” taking into account the Fund’s contractual expense limitation. Gross returns are calculated in accordance with Global Investment Performance Standards (GIPS®). In addition, the accounts for which performance is presented are not subject to the same types of expenses as the Fund.

In addition, the accounts comprising the composite are not subject to certain investment limitations, diversification requirements and other restrictions imposed by the 1940 Act and the Internal Revenue Code, which if applicable, may have adversely affected the performance results of the composite. The results for different products may vary.

Total Return

Year End	Guardian Global Dividend Composite	MSCI World Index
2016	1.83%	7.51%
2015	-2.64%	-0.87%
2014	5.11%	4.94%

2013	14.05%	26.68%
2012	8.00%	15.83%
2011	2.06%	-5.54%
2010	13.75%	11.76%
2009	34.33%	29.99%
2008	-34.79%	-40.71%
2007	11.52%	9.04%

Average Annual Total Return

(For the periods ended December 31, 2016)

Period	Guardian Global Dividend Composite	MSCI World Index
One Year	1.83%	7.51%
Five Years	5.12%	10.41%
Ten Years	3.83%	3.83%
Since Inception[1]	3.83%	3.83%
[1] Since inception return is computed from January 1, 2007

PERFORMANCE OF PICTET ASSET MANAGEMENT IN SIMILAR ACCOUNTS (EAFE CORE STRATEGY)

The following tables show the performance of a composite of all fully discretionary accounts managed by Pictet Asset Management in the EAFE Core strategy, as compared to the performance of a broad-based securities market index. As of December 31, 2016, the composite was comprised of 12 accounts and had assets of $3,561 million. The investment objective, policies and strategies of the AMG Managers Pictet International Fund are substantially similar to those of the accounts comprising the composite.

The performance of the composite does not represent the historical performance of the AMG Managers Pictet International Fund and should not be considered indicative of future performance of the Fund. Results may differ because of, among other factors, differences in brokerage commissions, account expenses including management fees, the size of positions taken in relation to account size, diversification of the portfolio, timing of purchases and sales and availability of cash for new investment.

The performance of the composite presented below is not calculated using the same methodology as that which is prescribed for performance calculations used by registered investment companies. Gross performance of the composite has been adjusted to give effect on a monthly basis to the Fund’s Class N fees and expenses listed under “Fees and Expenses of the Fund,” taking into account the Fund’s contractual expense limitations. Gross returns are calculated in accordance with Global Investment Performance Standards (GIPS®). In addition, the accounts for which performance is presented are not subject to the same types of expenses as the Fund.

The accounts comprising the composite are not subject to certain investment limitations, diversification requirements and other restrictions imposed by the 1940 Act and the Internal Revenue Code, which if applicable, may have adversely affected the performance results of the composite. The results for different products may vary.

Total Return

Year End	Pictet EAFE Core Composite	MSCI EAFE Index
2016	2.06%	1.00%
2015	5.39%	0.81%
2014	-11.60%	-4.90%
2013	22.99%	22.78%
2012	22.12%	17.32%
2011	-15.06%	-12.14%
2010	10.67%	7.75%
2009	39.94%	31.78%
2008	-50.89%	-43.38%
2007	11.44%	11.17%

Average Annual Total Return

(For the periods ended December 31, 2016)

Period	Pictet EAFE Core Composite	MSCI EAFE Index
One Year	2.06%	1.00%
Five Years	7.39%	6.53%
Ten Years	0.28%	0.75%
Since Inception[1]	5.37%	4.48%

 1 Since inception return is computed from August 31, 1995